Exhibit 10.24

EXECUTION VERSION

EXCLUSIVE License and SUBLICENSE Agreement

This Exclusive License and Sublicense Agreement (this “Agreement”) is entered into as of March 21, 2025 (the “Effective Date”), by and between Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Licensor”) and LNHC, Inc., a Delaware corporation (“Licensee”). Licensor and Licensee are sometimes referred to herein individually as a “Party” and together as the “Parties.”

Recitals

Whereas, the U.S. Food and Drug Administration (the “FDA”) has approved that certain New Drug Application #217424 filed for marketing approval of the Licensed Product (as defined below) (the “NDA”);

Whereas, Licensor owns or controls the Specified IP (as defined below) relating to the Licensed Product; and

Whereas, Licensee desires to receive, as applicable, exclusive licenses and sublicenses to the Specified IP, and Licensor is willing to grant such licenses and sublicenses to Licensee under the terms and conditions provided herein.

Now, therefore, in consideration of the mutual covenants set forth herein and for other consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Agreement

1.	Definitions. As used in this Agreement:

1.1            “Affiliate” means, with respect to a Person, any Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such first Person at any time for so long as such Person controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” means: (i) the possession, directly or indirectly, of the power to direct the management and policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise; (ii) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interests of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity); or (iii) any other arrangement whereby a Person controls or has the right to control the board of directors or equivalent governing body or management of a corporation or other entity. For the avoidance of doubt, Licensor and Licensee shall not be deemed to be Affiliates of each other hereunder.

1.2            “Applicable Law” shall mean all applicable federal, state, local or foreign laws, statutes or ordinance, common law, or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards and agency requirements.

1.3            “Applicable Royalty Rate” means (i) prior to the expiration of the Initial Royalty Term, thirteen percent (13%) and (ii) after the expiration of the Initial Royalty Term, ten and four tenths percent (10.4%).

1.4            “Change of Control” means the occurrence of one of the following events: (i) any Third Party becoming the owner, directly or indirectly, of securities of the pertinent Party representing more than fifty percent (50%) of the combined voting power of such Party’s then outstanding securities, other than by virtue of a merger, consolidation or similar transaction; (ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the pertinent Party and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of such Party immediately prior thereto do not own, directly or indirectly, either (x) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (y) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction; or (iii) there is a sale of all or substantially all of the pertinent Party’s assets and/or business in one transaction or in a series of related transactions. In addition to the foregoing, the transfer or sale to a Third Party of all or substantially all of the business of the pertinent Party to which this Agreement relates, whether by merger, sale of stock, sale or transfer of assets or otherwise, shall, to the extent not otherwise covered by the foregoing clauses (i)-(iii), also constitute a Change of Control of such Party for purposes of this Agreement.

1.5            “Commercially Reasonable Efforts” means with respect to Licensee in relation to an obligation under this Agreement applicable to a Licensed Product, the use of reasonable, good faith efforts that would be used by a reputable biopharmaceutical company that is marketing a pharmaceutical product at a similar stage in its development or commercial life as the Licensed Product, and that has commercial, profit and market potential, or strategic value, similar to the Licensed Product, taking into account, in each case, any of the following, without limitation: the intellectual property protection and competitive landscape relevant to such product, safety and efficacy, product profile, competitiveness of the marketplace, proprietary position, commercial success or lack thereof of such product, regulatory exclusivity (or lack thereof), reasonably anticipated or approved labeling, the likelihood of receipt of Regulatory Approval given the regulatory structure involved, the likely timing of entry into the market, profitability (including pricing and reimbursement status achieved or likely to be achieved), in relation to pricing determinations, Applicable Laws and market practices, including those relating to pricing, discounting and reimbursement, and any other relevant, actual or anticipated scientific, technical, commercial and other factors.

1.6            “Confidential Information” means all information disclosed (whether in writing, electronically, orally or by observation) by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) unless, in each case, such information, as shown by competent evidence:

(a)            was known to the Receiving Party or to the general public prior to the Disclosing Party’s disclosure, as demonstrated by the Receiving Party’s contemporaneous written records;

(b)            became known to the general public, after the Disclosing Party’s disclosure hereunder, other than through a breach of the confidentiality provisions of this Agreement by the Receiving Party or any Person to whom such Receiving Party disclosed such information;

(c)             was subsequently disclosed to the Receiving Party by a Person having a legal right to disclose, without any restrictions, such information; or

(d)            was developed by the Receiving Party independent of the Disclosing Party’s Confidential Information.

1.7            “Distributor” means, with respect to a country, any Third Party that is used by Licensee in such country on a non-exclusive basis, and without any license grant or other right from Licensee or any of its Sublicensees under any Intellectual Property Rights, to distribute finished, packaged pharmaceutical products to pharmacies, managed care organizations, governmental agencies, and other group purchasing organizations (e.g., pharmaceutical benefits managers) and the like in such country. For clarity, a Distributor of a Licensed Product in a country shall not include any person or entity that has been granted a right, whether by license or otherwise and whether express or implied (including by subcontract or agency), by Licensee or its Affiliates to manufacture any such Licensed Product.

1.8            “First Commercial Sale” means, on a country-by-country basis, the first sale by or on behalf of Licensee, its Affiliate, or any Sublicensee (excluding Distributors) to a Third Party of a Licensed Product for use by the end user in a given country in the Territory after Regulatory Approval has been granted to such Licensed Product in such country. Any sale of Licensed Product by Licensee to its Affiliate or a Sublicensee shall not constitute a First Commercial Sale unless there is no subsequent resale of such Licensed Product by such Affiliate or Sublicensee.

1.9            “Hatch-Waxman Time Period” means the applicable period of time during which a patent holder or licensee has the right to file an infringement suit to maintain certain rights and privileges upon receipt of a Paragraph IV Patent Certification by a Third Party filing an abbreviated new drug application or new drug application, or any other similar patent certification by a Third Party, or any foreign equivalent thereof.

1.10          “Improvements” means any upgrade, enhancement, modification, alteration, improvement, development, or other change made by either Party, whether solely or jointly, to the Specified IP (or the products or inventions disclosed therein) during the Term.

1.11          “Initial Royalty Term” means, on a country-by-country basis, the period of time commencing on the Effective Date and continuing until the expiration or termination of the last to expire Valid Claim of the Patent Rights that are included in the Specified IP and that cover the Licensed Product.

1.12          “Intellectual Property Rights” means and includes all rights of any of the following types anywhere in the world: (i) Patent Rights, (ii) copyrights, moral rights, and rights in works of authorship, (iii) Know-How, (iv) all other intellectual property and proprietary rights of any kind or nature, and (v) all registrations and applications for any of the foregoing.

1.13         “Know-How” means data, trade secrets, inventions (whether patentable or otherwise), discoveries, specifications, instructions, processes, compositions, formulae, materials, compounds, methods, protocols, expertise, technical information, and any other information of any kind whatsoever (including any pharmacological, biological, chemical, biochemical, manufacturing, business, and financial information), and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them, and all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical, and clinical data relevant to any of the foregoing.

1.14         “Launch” means the commencement of commercialization activities designed to achieve the First Commercial Sale of the Licensed Product in the Field in the Territory.

1.15         “Licensed Field” means the treatment of molluscum contagiosum in humans.

1.16         “Licensed Product” means ZELSUVMI™ (berdazimer) topical gel.

1.17         “Net Sales” means, with respect to any Licensed Product, the gross amounts invoiced for sales or other disposition of such Licensed Product by or on behalf of Licensee, its Affiliates, and their Sublicensees to Third Parties (other than Licensee’s Affiliates, Sublicensees and Distributors) for use by the end user in a bona fide arm’s length transaction less (a) sales taxes or other taxes, (b) shipping and insurance charges, (c) actual allowances, rebates, credits, or refunds for returned or defective Licensed Products, (d) trade discounts and quantity discounts, retroactive price reductions, or other allowances actually allowed or granted from the billed amount and taken, (e) rebates, credits, and chargeback payments (or the equivalent thereof) granted to managed health care organizations, wholesalers, or to federal, state/provincial, local and other governments, including their agencies, purchasers, and/or reimbursers, or to trade customers, and (f) any import or export duties, tariffs, or similar charges incurred with respect to the import or export of the Licensed Product into or out of any country in the Territory. The Licensed Product will be considered sold when paid for. Notwithstanding the foregoing, Net Sales shall not include, and shall be deemed zero with respect to, (1) the distribution of reasonable quantities of promotional samples of the Licensed Product, (2) Licensed Products provided for clinical trials or research purposes, or charitable or compassionate use purposes, or (3) Licensed Products provided to any of Licensee’s Affiliates, Sublicensees or other strategic partners under an agreement in which Net Sales by such Affiliate, Sublicensee or other strategic partner shall be subject to royalties hereunder.

1.18         “Net Sales Milestone Event” means the sale(s) of commercial quantities of the Licensed Product for human therapeutic use under any Regulatory Approval for the Licensed Product (including the NDA) by Licensee, an Affiliate or any Sublicensee of the foregoing for which the aggregate proceeds of such sale(s) constitute thirty-five million U.S. Dollars ($35,000,000) in aggregate Net Sales during four (4) consecutive calendar quarters.

1.19         “Non-Royalty Sublicense Income” means payments received by Licensee or its Affiliates from a Sublicensee in consideration for the grant by Licensee or its Affiliates of a sublicense under the Specified IP to make, use, sell, offer to sell, or otherwise develop, commercialize or exploit the Licensed Product in the Licensed Field in the Territory, including the portion of upfront payments, license fees and milestone payments allocable to such rights to Specified IP, but excluding: (a) payments made in consideration of equity or debt securities of Licensee or its Affiliates to the extent at or below the fair market value of such securities, (b) payments made to Licensee or its Affiliates as a prepayment or reimbursement for the performance of research, development or commercialization services at cost, and (c) royalty or profit share payments received based on the sales of any Licensed Product, provided that such quanta of sales is included as Net Sales under this Agreement. In the event that Licensee receives non-cash consideration from a Sublicensee for rights to the Specified IP, Non-Royalty Sublicense Income will be determined based on the fair market value of such consideration received by Licensee or its Affiliates.

1.20         “Patent Challenge” means, with respect to any Patent Right included in the Specified IP, to contest the validity, enforceability, or scope of claims of any such Patent Right, in whole or in part, in any court, arbitration proceeding or other tribunal, including the United States Patent and Trademark Office and the United States International Trade Commission. As used in this definition the term “contest” includes (a) filing an action under 28 U.S.C. §§ 2201-2202 seeking a declaration of invalidity, unenforceability, or non-infringement of any such Patent Rights; (b) filing, or joining in, a petition under 35 U.S.C. § 311 to institute inter partes review of any such Patent Right or any portion thereof; (c) filing, or joining in, a petition under 35 U.S.C. § 321 to institute post-grant review of any such Patent Right or any portion thereof; (d) any foreign equivalent of clauses (a), (b), or (c) in the Territory outside of the United States; or (e) filing or commencing any opposition, nullity, or similar proceedings challenging the validity of any such Patent Right in any country outside the United States.

1.21         “Patent Rights” means in any country, any and all: (i) patents (including any inventor’s certificate, utility model, petty patent and design patent), including any reissue, re-examination, renewal or extension (including any supplementary protection certificate) of any patent, and any confirmation patent or patent of addition based on any patent, in such country, and (ii) patent applications, including any continuations, continuations-in-part, divisionals, provisionals, continued prosecution application, substitute applications, and any other patent application that claims priority from any patent.

1.22         “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision or department or agency of a government.

1.23         “Prosecute” and “Prosecution” means the preparation, filing, prosecution and maintenance of Patent Rights, including seeking patent extensions and supplementary protection certificate applications pursuant to 35 U.S.C. § 156 or similar statutes.

1.24         “Regulatory Approval” means, in any given country, the granting by the Regulatory Authorities in that country of all approvals that are necessary for the manufacturing, distributing, marketing, sale, pricing and reimbursement of a drug product.

1.25         “Regulatory Authority” means an agency of any government having the authority to regulate the sale, manufacture, marketing, testing, pricing or payment reimbursement of drugs.

1.26         “Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals (including the NDA) or other filings made to, received from or otherwise conducted with a Regulatory Authority in connection with the research, manufacturing, development, or commercialization of a drug product in a particular country or jurisdiction.

1.27         “Sato License Agreement” means that License Agreement, dated as of January 12th, 2017, by and between Sato Pharmaceutical Co., Ltd (“Sato”) and Licensee (as successor-in-interest to Novan, Inc.), as amended by that certain First Amendment to License Agreement, dated as of January 12th, 2017 and that certain Second Amendment to License Agreement, dated as of October 5th, 2018, in each case, by and between Sato and Licensee (as successor-in-interest to Novan, Inc.), and as assigned to Licensor pursuant to that certain Assignment Agreement, dated as of March 24, 2025, by and between the Parties (the “Assignment Agreement”).

1.28         “Specified IP” means the Intellectual Property Rights set forth on Exhibit A of the Assignment Agreement that are necessary to (a) make, use, sell or offer to sell the Licensed Product in the Licensed Field in the Territory or (b) make or have made Compound and/or Licensed Products (each as defined in the Sato License Agreement) for Sato solely pursuant to the Sato License Agreement and related ancillary agreements.

1.29         “Sublicensee” means a Third Party or an Affiliate of Licensee to which Licensee grants a sublicense under Section 2.2, under the Specified IP, to make, use, sell or offer to sell the Licensed Product in the Licensed Field in the Territory, as the case may be, other than a Distributor. In no event will Licensor or any of its Affiliates be deemed a Sublicensee.

1.30         “Subsequent Equity Financing” means a bona fide equity financing for the principal purpose of raising capital pursuant to which Licensee issues and sells shares of its capital stock (including, for the avoidance of doubt, any securities convertible or exchangeable for shares of its capital stock) (“Financing Shares”).

1.31         “Territory” means worldwide except for Japan (it being understood and agreed to by the Parties that Sato has obtained exclusive rights with respect to the Licensed Product in Japan pursuant to the Sato License Agreement).

1.32         “Third Party” means any entity other than Licensee or Licensor or an Affiliate of Licensee or Licensor.

1.33         “Third Party Analyst” means a reputable Third Party auditor or vendor with experience with fields and products substantially similar to the Licensed Field and the Licensed Product, respectively, selected by Licensor.

1.34         “UNC Agreement” means that certain Amended, Restated and Consolidated License Agreement, dated June 27, 2012, with The University of North Carolina at Chapel Hill (“UNC”).

1.35         “Valid Claim” means, on a country-by-country basis, (a) a claim of an unexpired issued or granted Patent Right as long as the claim has not been admitted to being invalid by the owner of such Patent Right or otherwise caused to be invalid or unenforceable through reissue, disclaimer or otherwise, or held invalid or unenforceable by a tribunal or governmental agency of competent jurisdiction from whose judgment no appeal is allowed or timely taken; or (b) a claim within a patent application in a Patent Right that has not been pending for more than seven (7) years from the date of its first priority patent application anywhere in the Territory and which claim has not been revoked, cancelled, withdrawn, held invalid or abandoned.

2.	Licenses and Sublicenses; Development Rights

2.1            Exclusive Licenses and Sublicenses. Subject to the terms and conditions of this Agreement, including payment of all amounts owing under Section 6, Licensor hereby grants to Licensee an exclusive (even as to Licensor), sublicensable (through multiple tiers, solely in accordance with and as described below in Section 2.2) and non-transferrable (except as described in Section 12.3) license and sublicense (as applicable to the pertinent Specified IP owned by upstream licensors of Licensor) during the Term under the Specified IP to (a) make, use, sell or offer to sell the Licensed Product in the Licensed Field in the Territory and (b) make or have made “Compound” and/or “Licensed Products” (each as defined in the Sato License Agreement) for Sato solely pursuant to the Sato License Agreement and related ancillary agreements.

2.2            Sublicense. Licensee may, with the prior written consent of Licensor, such consent not to be unreasonably withheld, conditioned or delayed, grant sublicenses to its Affiliates and Third Parties, through multiple tiers, under the licenses and sublicenses granted by Licensor to Licensee in Section 2.1. All sublicenses granted in accordance with this Section 2.2 will be pursuant to written agreements that are in accordance with and no broader than the terms of this Agreement and that include indemnification provisions no less protective of Licensor than those contained herein and a disclaimer of warranties on behalf of Licensor. Licensee shall provide Licensor with a copy of any such sublicense agreement and each amendment thereto no later than ten (10) days following the execution of such sublicense or amendment, which may be redacted as necessary to protect confidential information and other commercially sensitive information but solely to the extent not necessary for Licensor to determine whether the sublicense is consistent with the terms of this Agreement. Licensee shall ensure that such Sublicensee is bound by and subject to all terms and conditions of this Agreement applicable to such Sublicensee, in the same manner and to the same extent as Licensee is bound thereby, and Licensee shall remain directly and primarily responsible and liable for any acts or omissions of its Sublicensees in relation to any subject matter of this Agreement.

2.3            Implied Licenses; Retained Rights.

(a).          There are no implied rights or licenses granted under this Agreement, and all rights and licenses not expressly granted hereunder are reserved by the Parties hereof.

(b).          Without limiting the foregoing, Licensor reserves all rights to the Specified IP outside of the Licensed Field.

(c).          Licensee acknowledges and agrees that the sublicenses granted to Licensee under Section 2.1 are subject to the retained rights of UNC under the UNC Agreement, including Section 2.3 and Section 2.4 thereof.

(d).          With respect to any Specified IP that was developed in whole or in part using funding from the federal government of the United States (the “United States Government”), and to the extent applicable due to any such funding, the United States Government is entitled, as a right, under the provisions of 35 U.S.C. §§ 200-212 and applicable regulations of Title 37 of the Code of Federal Regulations, to a non-exclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on the behalf of the United States Government any of the Specified IP throughout the world and Licensee agrees to comply and require compliance therewith.

2.4            Additional UNC Specified IP. In the event that UNC notifies Licensor of an Improvement (for the purposes of this Section 2.4, as defined in the UNC Agreement) that becomes available for the license to Licensor under the UNC Agreement, Licensor will notify Licensee of such Improvement. If Licensor includes such Improvement in the license granted to Licensor in the UNC Agreement, then the Intellectual Property Rights of UNC claiming such Improvement shall be included in the Specified IP under this Agreement (thereafter, “Additional Sublicensed Specified IP”). In the event that Licensor does not desire to include such Improvement in the license granted to Licensor in the UNC Agreement, Licensor shall inform Licensee of such fact together with notification of the existence of such Improvement, and Licensee may, by providing written notice to Licensor within thirty (30) days of receiving notice from Licensor of such Improvement, require that such Improvement be included in the license granted to Licensor in the UNC Agreement and the sublicense granted to Licensee under the Specified IP, in which case, Licensee will be responsible for any and all costs arising from the addition of such Additional Sublicensed Specified IP and from the Prosecution of such Additional Sublicensed Specified IP.

2.5            UNC Agreement.

(a).          Licensee acknowledges and agrees that Licensor obtained the rights to certain of the Specified IP (the “Sublicensed Specified IP”) through the UNC Agreement and that Licensee has received a copy thereof. Licensee’s rights and obligations under this Agreement as they relate to the sublicense of the Sublicensed Specified IP shall be subject to terms and conditions of the UNC Agreement. Licensee acknowledges that if UNC renders the license granted under the UNC Agreement non-exclusive in accordance with the UNC Agreement with respect to any or all Sublicensed Specified IP, the statement that the sublicense granted by Licensor under Section 2.1 is “exclusive” shall not include exclusivity as to any non-exclusive rights of UNC under such Sublicensed Specified IP.

(b).          To give further effect to Section 2.5(a) above, Licensee shall, on behalf of Licensor, comply in all respects with any and all of the due diligence, reporting, information, inspection and recordation obligations of Licensor under the UNC Agreement, including those set forth in Articles 4 and 5 of the UNC Agreement. Any and all expenses and costs arising from the foregoing shall be the responsibility of Licensee unless expressly made the responsibility of UNC under the UNC Agreement. Licensee shall concurrently provide to Licensor a copy of all such reports, records or other information provided to UNC in accordance herewith; provided that the Parties agree and acknowledge that such copies of such reports, records or other information provided to UNC shall not be deemed to satisfy Licensee’s obligations under Section 6.1(b) unless Licensor agrees in writing that such obligations have been satisfied in full.

2.6            Development Rights. In addition to the rights granted to Licensee hereto, the Parties hereby agree, for a period of one (1) year commencing on the Effective Date, to negotiate in good faith a development and funding agreement (a “Development and Funding Agreement”) for Licensee to obtain rights to develop and commercialize the product program designated by Licensor as SB207 (the “SB207 Program”). If the Parties are unable to enter into a mutually agreeable Development and Funding Agreement within one (1) year of the Effective Date, Licensee will have no further rights to the SB207 Program, and Licensor will have no further obligation to Licensee with respect to the SB207 Program.

2.7            Importance of Know-How. Licensor represents and Licensee acknowledges that the Know-How in the Specified IP is a valuable and essential component of the Specified IP, and constituting proprietary and confidential information that is critical to the successful manufacture, use, sale or other commercialization or exploitation of the Licensed Product in the Licensed Field in the Territory.

2.8           Disclosure of Know-How. Upon written request from Licensor during the Term, Licensee shall promptly provide Licensor or Licensor’s designee any then-existing Know-How that Licensee or its Affiliates or Sublicensees have discovered, invented, conceived, generated, developed, created, reduced to practice or obtained with respect to the manufacture, use or commercialization of the Licensed Product, Licensee shall promptly notify Licensor in writing of details of such Know-How.

2.9           No Diversion. Licensee shall use Commercially Reasonable Efforts not to, and shall use Commercially Reasonable Efforts to cause its Affiliates, Sublicensees, Distributors and wholesalers not to, (a) manufacture, export, distribute, market, promote, offer for sale or sell the Licensed Products for use outside of the Licensed Field or (b) distribute, market, promote, offer for sale or sell the Licensed Product to any Third Party that is reasonably likely to directly or indirectly distribute, market, promote, offer for sale or sell the Licensed Product outside of the Licensed Field, or distribute, market, promote, offer for sale or sell the Licensed Product to another Person that, in turn, will be reasonably likely to do so. In the event either Party becomes aware of any Third Party diverting any Licensed Product for use outside of the Licensed Field, such Party shall promptly notify in writing the other Party, and Licensee shall reasonably investigate such diversion and keep Licensor fully and timely informed regarding the investigation to eliminate such diversion. In the event that any Licensed Product sold or distributed by Licensee or any of its Affiliates, Sublicensees, Distributors or wholesalers is discovered for sale or is sold outside of the Licensed Field in contravention of this Section 2.9, Licensee shall, and shall cause its Affiliates, Sublicensees, Distributors and wholesalers to, use Commercially Reasonable Efforts and take prompt action to eliminate such diversion, including, in the event that Licensee makes a good faith determination that a particular Distributor, wholesaler or retailer is knowingly responsible for such diversion, by exercising all rights and remedies available to Licensee with respect to such Distributor, wholesaler or retailer, up to and including terminating, or causing to be terminated, the relationship with such Distributor, wholesaler or retailer.

3.             Improvements. All Improvements shall be exclusively owned by Licensor, and Licensee hereby irrevocably and unconditionally assigns all right, title, and interest in and to such Improvements, including all Intellectual Property Rights therein, to Licensor. Licensee shall automatically receive a license or sublicense, as applicable to all Improvements pursuant to Section 2.1. The Parties agree and acknowledge that, with respect to the Sublicensed Specified IP, this Section 3 is subject to any rights of UNC to Improvements involving the Sublicensed Specified IP pursuant to the UNC Agreement.

4.	Prosecution and Enforcement; Regulatory Matters.

4.1            Prosecution. Licensor will have the sole right to handle all Prosecution of the Specified IP, including any patents and applications based on Improvements, at Licensor’s expense. Licensee shall have the right to participate, at its cost and expense, in the filing and Prosecution activities of Licensor to the extent solely related to the Licensed Field. Licensor will notify Licensee periodically of the status of any pending Patents Rights contained in the Specified IP, including any office actions, notice of allowance, and required filings or payments concerning the Specified IP. Licensee will have the opportunity to comment on any response to office actions or amendments to claims prior to their filing.

4.2            Enforcement. Each Party will promptly notify the other Party upon becoming aware of any known or suspected infringement of any Specified IP. Such notice will include the identity of the party or parties known or suspected to have infringed the Specified IP and any available information that is relevant to such infringement. Licensor will retain sole control over enforcement and defense of the Specified IP against such Third Party infringers. If Licensor elects to file or defends any claim, suit, or action (a “Claim”) against any Third Party based on any Specified IP, Licensee will cooperate with Licensor, at Licensor’s request, in enforcing or defending such Claim, including joining Licensor as a party to such suit or action at any time at Licensor’s request. Licensor will be responsible for all costs, expenses, and legal fees incurred by Licensee in connection with any Claim. Licensor will be entitled to all damages awarded as a result of or agreed to in a monetary settlement of any Claim. If Licensor fails to bring an action or proceeding with respect to infringement of any Specified IP in the Licensed Field in the Territory within (X) ninety (90) days following the notice of alleged infringement or declaratory judgment, (Y) thirty (30) days prior to the end of the applicable Hatch-Waxman Time Period, or (Z) thirty (30) days prior to the deadline that is necessary to avoid an irrevocable loss of rights, whichever comes first, Licensee shall have the right, but not the obligation, to bring and control any such action at its own expense and by counsel of its own choice, and Licensor shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Nothing contained in this Section 4.2 will obligate Licensor to enforce or defend any Specified IP.

4.3            Regulatory Matters. Commencing on the Effective Date, Licensor hereby transfers to Licensee the NDA, and Licensee shall be the holder of the NDA during the Term. Licensee shall be the holder of all Regulatory Approvals (i.e., the NDA) for the Licensed Product in the Licensed Field in the Territory. Licensee shall use Commercially Reasonable Efforts to (a) maintain the validity and effectiveness of the Regulatory Approvals for the Licensed Product in the Licensed Field in the Territory in compliance with Applicable Law and all applicable requirements of the FDA or other applicable Regulatory Authority (which shall include providing the FDA or other applicable Regulatory Authority with all necessary updates and notifications in connection with the Regulatory Approvals for the Licensed Product in the Licensed Field in the Territory, and timely reporting all relevant adverse events, complaints and safety data to the FDA or other applicable Regulatory Authority), (b) promptly and diligently fulfill all of its obligations in its capacity as holder of the Regulatory Approvals for the Licensed Product pursuant to Applicable Law in the Licensed Field in the Territory and (c) secure and maintain any additional Regulatory Approvals that are necessary for the manufacturing, distributing, marketing, sale, pricing and reimbursement of the Licensed Product in the Licensed Field in the Territory. Licensee shall promptly notify Licensor after becoming aware of any audit or inspection being conducted by a Regulatory Authority with respect to the Licensed Product, or of any recall or similar action with respect to the Licensed Product.

4.4            Review of Regulatory Materials. Licensee will provide Licensor for its review and comment drafts of any proposed Regulatory Materials to be submitted to Regulatory Authorities in the Territory for the Licensed Products reasonably prior to submission, but not less than thirty (30) days prior to the planned submission date, unless such time period is not practicable to comply with regulatory requirement, in which case the maximum amount of time practicable, to allow Licensor to review and comment thereon. Unless otherwise agreed by the Parties, Licensor shall provide its comments within thirty (30) days of receipt. Licensee will reasonably consider Licensor’s comments and incorporate any comments unless unreasonable. In the event of a dispute over the content of such Regulatory Materials to be submitted to a Regulatory Authority, Licensor shall have the right to make the final decision with respect to the content of any Regulatory Materials for Licensed Products to the extent such content could reasonably impact the Regulatory Approval of any product containing the NITRICIL™ technology platform. Licensee will notify Licensor of any material comments or other material correspondence received from any Regulatory Authority with respect to all Regulatory Materials (including all material correspondence with any Regulatory Authority) in the Territory for the Licensed Product within five (5) business days of such receipt and will provide Licensor with copies thereof promptly after its receipt.

4.5            Right of Reference. Licensee hereby grants to the Licensor and its Affiliates a right to reference, file, or incorporate by reference any of Licensee’s Regulatory Approvals (e.g., the NDA) and other Regulatory Materials to the extent reasonably necessary or desirable for Licensor to exercise its rights under this Agreement, including exploitation of any product containing the NITRICIL™ technology platform other than the Licensed Product (or, after termination of this Agreement pursuant to the terms hereof, to pursue the development, commercialization and/or sale of the Licensed Product). Notwithstanding anything to the contrary herein, Licensor and its Affiliates may use and disclose all Regulatory Materials of Licensee and all underlying data, information, documents, results and analyses: (a) in any filing or correspondence that the Licensor or its Affiliates, as applicable, make with a Regulatory Authority; (b) in the preparation, filing, prosecution, defense, and enforcement of any Patent Rights; and (c) in connection with preparing, publishing, and otherwise presenting research articles, scientific articles, scientific presentations, and the like.

5.	Commercialization.

5.1            General. Licensee shall be solely responsible, at its own expense, for all aspects of commercialization of the Licensed Product in the Field in the Territory.

5.2            Commercial Diligence. Licensee shall (either by itself or with or through its Affiliates or Sublicensees) use Commercially Reasonable Efforts to commercialize (including obtaining Regulatory Approvals necessary for commercialization of) the Licensed Product in the Licensed Field in the Territory.

6.	Royalty, Milestones and Reporting

6.1            Royalty and Reporting.

(a).          As consideration for the rights granted to Licensee under this Agreement, during the Term, on a Licensed Product-by-Licensed Product and country-by-country basis, Licensee will pay Licensor a running royalty equal to (i) the Applicable Royalty Rate multiplied by (ii) all Net Sales of the Licensed Product sold by Licensee or any of its Affiliates and Sublicensees. For clarity, the obligation to pay royalties under this Section 6.1 shall be imposed only once with respect to the sale of the Licensed Product, regardless of whether the Licensed Product, or the use or sale thereof, is covered by more than one claim contained in the Specified IP. All amounts payable under this Section 6.1(a) are payable on a quarterly basis, with such amounts due by Licensee and received by Licensor on or before the thirtieth (30th) day following the end of the calendar quarter in which such amounts were earned.

(b).          Licensee shall deliver to Licensor for each calendar month during the Term written reports (x) for each such month and (y) for the three (3) month period ending on each such month (i) stating (A) the number, description and aggregate selling prices of Licensed Products sold or otherwise disposed of, and deductions taken, during such applicable periods (and, to the extent applicable, adjustments and corrections from prior periods), including, for such purposes, statements of unit volume shipped and gross and net unit price(s) paid by purchasers of the Licensed Product and (B) the Net Sales derived therefrom, and (ii) including a report from a Third Party Analyst of (A) total prescriptions, new prescriptions and estimated end user sales resulting from sales of the Licensed Product during such applicable periods and (B) such other additional reporting requirements and information as are reasonably requested by Licensor (the foregoing (i) and (ii), collectively, the “Progress Reports”). Progress Reports shall be delivered by Licensee to Licensor (i), if the pertinent calendar month is the last calendar month of a calendar quarter, on the date that is the earliest to occur of (x) the date that is fifteen (15) days after the end of such calendar month and (y) the date that the royalty payment due for such calendar quarter is made by Licensee, and (ii) if the pertinent calendar month is not the last calendar month of a calendar quarter, the date that is fifteen (15) days after the end of such calendar month. The costs and expenses incurred by Licensee in connection with the preparation and delivery of the Progress Reports shall be the sole responsibility of Licensee.

6.2            Milestone Payments.

(a).          Upon the First Commercial Sale of the Licensed Product, Licensee shall pay to Licensor a one-time, non-refundable cash payment equaling the sum of (A) five million U.S. Dollars ($5,000,000) plus (B) such amounts payable to UNC in connection with any extensions of the first commercial sale milestone in Appendix D of the UNC Agreement pursuant to (x) that certain Sixth Amendment to Amended, Restated and Consolidated License Agreement, dated as of July 26, 2024, by and between Licensor and UNC and (y) such other amendments to the UNC Agreement as are entered into for the purposes of extending the aforementioned milestone.

(b).          Upon the occurrence of the Net Sales Milestone Event, Licensee shall pay to Licensor a one-time, non-refundable cash payment equaling five million U.S. Dollars ($5,000,000).

(c).          All amounts payable under Section 6.2 shall be due and payable on the thirtieth (30th) day following the achievement of the event giving rise to the payment obligations.

6.3            Non-Royalty Sublicense Income. Licensee shall pay Licensor thirty percent (30%) of all Non-Royalty Sublicense Income received by Licensee or its Affiliates from any Sublicensee within thirty (30) days of Licensee or its Affiliate’s receipt of Non-Royalty Sublicense Income from a Sublicensee.

6.4            Payment Terms; Exchange Rate. All amounts payable hereunder, including, for the avoidance of doubt, the payments under Section 6.1, Section 6.2 and Section 6.3, shall be paid in U.S. dollars. Any late payments of any such amounts shall be subject to interest at an annual percentage rate equal to the lesser of twelve percent (12%) or the maximum rate permitted by law (the “Applicable Rate”) from the original due date until paid in full. When conversion of payments from any currency other than U.S. dollars is required, such conversion shall be at an exchange rate equal to the weighted average of the rates of exchange for the currency of the country from which such payments are payable as published by The Wall Street Journal, Eastern U.S. Edition, during the calendar quarter in which the applicable sales were made.

6.5            Audit. In addition to the Progress Reports, Licensee will and will cause its Affiliates and Sublicensees to maintain books and records pertaining to its regulatory and commercialization activities and the royalties and related payments under this Agreement. Such records shall be kept for three (3) years following the end of the calendar quarter to which they pertain, or such longer period as may be required under Applicable Law. Licensor will be entitled to audit the books and records of Licensee and its Affiliates, and require Licensee or its Affiliate to audit the books and records of Sublicensees, relevant to calculating amounts to be paid under this Section 6. Such audits may be conducted during normal business hours upon reasonable prior written notice to Licensee, and not more than once per calendar year. Any amounts shown to be owed but unpaid shall be paid within thirty (30) days after the audit report. Any overpayment by Licensee revealed by an audit shall be credited against future payments owed by Licensee to Licensor (and if no further payments are due, shall be refunded by Licensor to Licensee within thirty (30) days after the audit report). Licensor shall bear the full cost of such audit unless such audit discloses an underpayment by Licensee of the greater of (a) five percent (5%) of the amount of royalties or other payments due under this Agreement for the audited period and (b) fifty thousand dollars ($50,000), in which case, Licensee shall bear the reasonable cost of such audit.

6.6            Consequences of a Patent Challenge. If: (i) Licensee or any of its Affiliates brings a Patent Challenge against Licensor or UNC, (ii) Licensee or any of its Affiliates assists a Third Party in bringing a Patent Challenge against Licensor or UNC (except as required under a court order or subpoena), or (iii) a Sublicensee or any of its Affiliates brings a Patent Challenge or assists another in bringing a Patent Challenge against Licensor or UNC and Licensee does not terminate such Sublicensee’s sublicense upon notice by Licensor, and in the case of any of (i), (ii), or (iii), Licensor does not choose to exercise its rights to terminate this Agreement pursuant to Section 11.3, then Licensee shall pay to Licensor royalties at two times (2x) the applicable rate set forth under Section 6.1 for the remainder of the Term. If such a Patent Challenge is successful, then Licensee shall have no right to recoup any royalties paid during the period of such Patent Challenge. If a Patent Challenge is unsuccessful, then Licensee shall reimburse each of Licensor and UNC for all legal fees and expenses incurred in its defense against the Patent Challenge. Royalties due during the pendency of any Patent Challenge shall be paid directly to Licensor and not placed in escrow or other account. If any of the provisions of this Section 6.6 are held invalid or unenforceable for any reason, then such invalidity or unenforceability shall not affect any of the other provisions of this Section 6.6 or other provisions of this Agreement.

7.	Representations and Warranties; Liability

7.1            Mutual Representations and Warranties. Each Party represents and warrants that it has full right, power, and authority to enter into this Agreement and to perform its obligations and duties under this Agreement, and that the performance of such obligations and duties does not and will not conflict with or result in a breach of any other agreements of such Party or any judgment, order, or decree by which such Party is bound.

7.2            Additional Licensor Representations, Warranties and Covenants. Licensor represents, warrants, and covenants, as applicable, to Licensee that, as of the Effective Date, (a) Licensor is the sole owner, or exclusive licensee (with the right to grant sublicenses) of the entire right, title and interest in and to all Intellectual Property Rights within the Specified IP, free and clear from any mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or claims of any kind; (b) Licensor has the full and legal rights and authority to grant the licenses granted by it to Licensee under this Agreement; (c) Licensor has not granted as of the Effective Date, and will not grant during the Term, any right to any Third Party under the Specified IP that would conflict with the rights granted to Licensee hereunder; and (d) during the Term, Licensor will use commercially reasonable efforts to Prosecute the Patent Rights in the Specified IP in the respective patent offices in the Territory in accordance with Applicable Law.

7.3            Disclaimer of Warranties. OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTIONS 7.1 AND 7.2, LICENSOR DOES NOT MAKE ANY WARRANTY OR REPRESENTATION AND DISCLAIMS ALL WARRANTIES AND REPRESENTATIONS, INCLUDING ALL WARRANTIES, REPRESENTATIONS, AND CONDITIONS OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, WORKMANSHIP, TITLE, OWNERSHIP, AND NON-INFRINGEMENT.

7.4            Limitation of Liability. EXCEPT FOR LICENSEE’S BREACH OF SECTION 2.5 (AND ANY OTHER SIMILAR OBLIGATIONS TO COMPLY WITH THE UNC AGREEMENT), SECTION 4, SECTION 6, SECTION 10, AND ITS INDEMNIFICATION OBLIGATIONS HEREUNDER, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY THIRD PARTY FOR ANY CONSEQUENTIAL, INDIRECT, PUNITIVE, EXEMPLARY, SPECIAL OR INCIDENTAL DAMAGES, INCLUDING ANY LOST DATA AND LOST PROFITS, ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SPECIFIED IP. LICENSOR’S TOTAL CUMULATIVE LIABILITY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE SPECIFIED IP, WHETHER IN CONTRACT OR TORT OR OTHERWISE, WILL NOT EXCEED ONE HUNDRED THOUSAND DOLLARS ($100,000).

7.5            Mutual Representations and Warranties. Licensee hereby expressly acknowledges, for the benefit of Licensor and UNC, the disclaimers and limitations of liability of UNC set forth in Article 10 of the UNC Agreement.

8.             Indemnification.

8.1            By Licensor. Licensor will defend, indemnify, and hold Licensee and its Affiliates, directors, officers, employees, and agents (each a “Licensee Representative”) harmless from and against any and all any and all liabilities, expenses, and losses, including reasonable (and reasonably documented) legal expenses and attorneys’ fees (collectively, “Losses”), to which any Licensee Representative may become subject to as a result of any claim, demand, action, or other proceeding by any Third Party (a “Claim”) to the extent such Losses are directly or indirectly arising from or relating to: (i) any gross negligence, misconduct, or violation of law by any Licensor Representative in the performance of this Agreement; or (ii) any breach by any Licensor Representative of any of Licensor’s representations, warranties, covenants or obligations under this Agreement, except, in each of subsection (i) and (ii), to the extent such Losses are subject to Licensee’s obligations pursuant to Section 8.2.

8.2            By Licensee. Licensee will defend, indemnify, and hold Licensor and UNC, and each of their respective Affiliates, directors, officers, employees, and agents, harmless (each, a “Licensor Representative”) from and against any and all Losses to which any Licensor Representative may become subject to as a result of any Claim to the extent such Losses are directly or indirectly arising from or relating to the exercise of any rights, licenses or sublicenses granted to Licensee hereunder, including: (i) any claims (including any product liability claims) based on the design, manufacture, marketing, promotion, sale, distribution, or use of the Licensed Product by any Licensee Representative; (ii) any gross negligence, misconduct, or violation of law by any Licensee Representative in the performance of this Agreement or in connection with the design, manufacture, marketing, promotion, sale, distribution, or use of the Licensed Product or (iii) any breach by any Licensee Representative of any of Licensee’s representations, warranties, covenants or obligations under this Agreement, except, in each of subsection (i), (ii) and (iii), to the extent such Losses are subject to Licensor’s obligations pursuant to Section 8.1.

8.3            Procedure. A party that intends to claim indemnification under this Section 8 (the “Indemnitee”) shall promptly notify the indemnifying Party (the “Indemnitor”) in writing of any Claim in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have sole control of the defense or settlement thereof. The Indemnitee may participate at its expense in the Indemnitor’s defense of and settlement negotiations for any Claim with counsel of the Indemnitee’s own selection. The indemnity arrangement in this Section 8 shall not apply to amounts paid in settlement of any action with respect to a Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Claim shall only relieve the Indemnitor of its indemnification obligations under this Section 8 if and to the extent the Indemnitor is actually prejudiced thereby. The Indemnitee shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action with respect to a Claim covered by this indemnification.

9.             Insurance. Licensee is required to maintain in force at its sole cost and expense, with reputable insurance companies, insurance coverage in amounts and of types reasonably sufficient to protect against liability under Section 8 above. Licensor and UNC shall have the right to ascertain from time to time that such coverage exists, with such right to be exercised in a reasonable manner.

10.	Confidentiality.

10.1          Confidential Information. The Parties agree that, unless the Receiving Party obtains the prior written consent of the Disclosing Party, at all times during the term of this Agreement and for a ten (10) year period following its expiration or earlier termination, the Receiving Party will keep completely confidential, will not publish or otherwise disclose and will not use directly or indirectly for any purpose other than as contemplated by this Agreement any Confidential Information of the Disclosing Party.

10.2          Limited Disclosure Permitted. Each Party may disclose Confidential Information of the Disclosing Party to the extent that such disclosure is:

(a).          required by Applicable Law, in the opinion of legal counsel to the Receiving Party; provided, however, that the Receiving Party will first have given reasonable notice to the Disclosing Party (if practicable) and given the Disclosing Party a reasonable opportunity to obtain a protective order or confidential treatment requiring that the Confidential Information and documents that are the subject thereof be held in confidence by the recipient or, if disclosed, be used only for purposes required by such law; provided further that if a protective order is not obtained, the Confidential Information so disclosed will be limited to that information that is legally required to be disclosed by Applicable Law;

(b).          made by Receiving Party to a governmental entity or Regulatory Authority as required to conduct clinical trials or obtain or maintain Regulatory Approval for products or services that are the subject of licenses granted to the Receiving Party under this Agreement, or otherwise as set forth in Section 4.4;

(c).          made by Receiving Party to a Third Party as may be necessary or useful in connection with the manufacture, development and commercialization of any products or services that are the subject of licenses or sublicenses granted to the Receiving Party under this Agreement, in connection with financing activities of the Receiving Party, or in connection with the transfer or sale of all or substantially all of the business of the Receiving Party to which this Agreement relates to a Third Party, whether by merger, sale of stock, sale or transfer of assets or otherwise; provided, however, that: (i) each such Third Party has, in the reasonable determination of the Receiving Party, a need to know such Confidential Information and is bound by an agreement containing confidentiality and non-use obligations no less protective than those set forth in this Agreement in any material respect; (ii) the Receiving Party informs each Third Party receiving Confidential Information of its confidential nature; and (iii) the Receiving Party will be responsible for any breach of this Section 10 by any such third parties to the same extent as if the breach were by the Receiving Party;

(d).          made by a Receiving Party in order to comply with applicable securities laws disclosure requirement or any disclosure requirements of any applicable stock market or securities exchange; or

(e).          made by Licensor pursuant to the UNC Agreement.

10.3          Terms of Agreement. The Parties agree that the material terms of this Agreement shall be considered Confidential Information of both Parties, subject to the special authorized disclosure provisions set forth below in this Section 10.3 (in lieu of the authorized disclosure provisions set forth in Section 10.2, to the extent of any conflict) and without limiting the generality of the definition of Confidential Information set forth herein. If either Party desires to make a public announcement concerning the terms of this Agreement, such Party shall give reasonable prior advance notice of the proposed text of such announcement to the other Party for its prior review and approval, such approval not to be unreasonably withheld. A Party shall not be required to seek the permission of the other Party to repeat or disclose any information as to the terms of this Agreement that has already been publicly disclosed by such Party in accordance with the foregoing or by the other Party, or any similar or comparable information. Either Party may disclose the terms of this Agreement to such Party’s existing investors, lenders, directors and professional advisors and to potential investors, lenders, acquirors or merger partners and their professional advisors who are bound by written or professional obligations of non-disclosure and non-use that are at least as stringent as those contained in this Section 10 or are customary for such purpose. Each Party also may disclose the relevant terms of this Agreement to potential sublicensees who agree to be bound by obligations of non-disclosure and non-use at least as stringent as those contained in this Section 10 in all material respects. Licensor may disclose this Agreement to UNC.

10.4         Publications. Licensor shall have the right to review and comment on any material proposed for disclosure or publication by Licensee, such as by oral presentation, manuscript or abstract, which includes data generated from the use of the Specified IP or any Confidential Information of Licensor. Before any such material is submitted for publication, Licensee shall deliver a complete copy to Licensor at least forty-five (45) days prior to submitting the material to a publisher or initiating any other disclosure. Licensor shall review any such material and give its comments to Licensee within forty-five (45) days of the delivery of such material to Licensor. Licensee shall comply with Licensor’s request to delete references to Licensor’s Confidential Information in any such material and agrees to delay any submission for publication or other public disclosure for a period of up to an additional sixty (60) days for the purpose of preparing and filing appropriate applications in respect of any patentable information that should, as determined by Licensor, be protected by the filing of a patent application before publication or disclosure.

11.	Term and Termination.

11.1          Term. This Agreement will take effect on the Effective Date, and remain in full force and effect until such time as Licensee ceases to actively exploit the Licensed Product, subject to termination as provided in this Section 11 (the “Term”).

11.2          Termination for Material Breach. Either Party may terminate this Agreement by giving a written notice of termination to the other Party in the event of a material breach by such other Party of any term or condition of this Agreement and such other Party fails to cure such breach within ninety (90) days after a written notice is given to such other Party requesting that such breach be cured.

11.3          Termination as a Consequence of Patent Challenge by Licensee. If Licensee or any of its Affiliates (a) directly or indirectly through assistance granted to a Third Party brings a Patent Challenge against Licensor or UNC, or (except as required under a court order or subpoena) assists others in bringing a Patent Challenge against Licensor or UNC, or (b) does not terminate a sublicense hereunder in accordance with Section 2.2 where such Sublicensee directly or indirectly brings a Patent Challenge against Licensor or UNC, then, in each case ((a) or (b)), Licensor may, by written notice to Licensee, terminate this Agreement which termination shall be effective upon receipt of such notice.

11.4          Termination for Insolvency. Licensor may, but is not required to, terminate this Agreement if, at any time, Licensee shall file in any court or agency pursuant to any statute or regulation of any state, country or jurisdiction, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of Licensee or of its assets, or if Licensee proposes a written agreement of composition or extension of its debts, or if Licensee shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if Licensee shall propose or be a party to any dissolution or liquidation, or if Licensee shall make an assignment for the benefit of its creditors. All rights and licenses granted under or pursuant to this Agreement by either Party are, for all purposes of Section 365(n) of Title 11 of the United States Code (“Title 11”), licenses of rights to “intellectual property” as defined in Title 11, and in the event that a case under Title 11 is commence by or against either Party, the other Party shall have all rights set forth in Section 365(n) of Title 11 to the maximum extent permitted thereby.

11.5          Termination by Licensor. Licensor shall have the right to terminate this Agreement on thirty (30) days’ prior notice to Licensee if:

(a).          Licensee fails to Launch the Licensed Product in the U.S. by December 31, 2025;

(b).          Licensee fails to use Commercially Reasonable Efforts to enter into an agreement with a Third Party to commercialize the Licensed Product in France, Germany, Italy, Spain and the United Kingdom by September 30, 2026; or

(c).          Licensee or its Affiliate or Sublicensee fails to receive Regulatory Approval for the Licensed Product in France, Germany, Italy, Spain and the United Kingdom by March 31, 2027.

11.6          Effect of Termination. Upon any termination of this Agreement:

(a).          the licenses and sublicenses granted by Licensor to Licensee under this Agreement will immediately terminate and be revoked and all other rights and obligations of the Parties under this Agreement will terminate (except for those rights that survive pursuant to Sections 11.7 through 11.9);

(b).          Licensee shall (subject to Section 11.7) immediately cease all further commercialization of the Licensed Product;

(c).          each Party shall promptly return to the other Party, or at the request of the other Party delete or destroy, any Confidential Information of the other Party in such Party’s possession or control; provided that such Party may keep one (1) copy of such materials for archival purposes only, subject to continuing confidentiality obligations; and

(d).          to the extent permitted under Applicable Law, Licensee shall assign to Licensor (or its designated Affiliate), at Licensee’s cost, all Regulatory Approvals (including the NDA pursuant to the dossier transfer letter attached hereto as Exhibit A held in escrow, which letter shall automatically become effective as of the effective date of such termination of this Agreement and shall thereafter be submitted by Licensor to the FDA), all Regulatory Materials and all domain names for the Licensed Product in the Territory, as well as any Third Party contracts necessary for the manufacture, use or sale of the Licensed Product in the Territory as of the effective date of termination.

11.7         Sell-Off Period. On termination of this Agreement by Licensee pursuant to Section 11.2, Licensee and its Affiliates and Sublicensees shall have the right to dispose of all stocks of Licensed Products in their possession and all Licensed Products in the course of manufacture at the date of termination for a period of one hundred twenty (120) days after the date of termination (the “Sell-off Period”), in each case, in accordance with the terms and conditions of this Agreement. Any royalty payable under the provisions of Section 6.1 shall be paid to Licensor within forty-five (45) days after (a) termination, with respect to royalties accrued prior to the effective date of termination, and (b) the expiration of the Sell-off Period, with respect to royalties accrued during the Sell-off Period.

11.8         Effect on Sublicensees. All sublicenses and rights of Affiliates and Sublicensees will terminate as of the effective date of termination of this Agreement; provided, however, that if, at the effective date of termination, any Sublicensee (a) is in good standing with respect to its obligations under its sublicense, (b) is not in material breach of the terms of this Agreement in regard to such sublicense, (c) was in compliance with all Applicable Law the effective date of termination, and (d) agrees to assume the applicable obligations of Licensee hereunder (with respect to any obligations that arise after the effective date of termination), then, at the request of the Sublicensee and with the written consent of Licensor (in Licensor’s sole discretion), such sublicense shall survive such termination of this Agreement and shall be assigned to Licensor, provided that, in such case, the obligations of Licensor to Sublicensee shall not exceed the obligations of Licensor to Licensee under this Agreement.

11.9          Survival. Upon termination or expiration of this Agreement, Sections 1 (Definitions), 3 (Improvements), 4 (Prosecution and Enforcement; Regulatory Matters), 6 (Royalty, Milestones and Reporting), 7 (Representations and Warranties; Liability), 8 (Indemnification), 10 (Confidentiality), 11.6 (Effect of Termination), 11.7 (Sell-Off Period), 11.8 (Effect on Sublicensees), 11.9 (Survival), and 12 (General) will survive.

12.	General

12.1          Notice. Any notice, approval, authorization, consent, or other communication required or permitted to be delivered to either Party under this Agreement must be in writing and will be deemed properly delivered, given, and received (i) when delivered by hand or by messenger, (ii) when sent by facsimile, with written confirmation of receipt, (iii) three (3) business days after being mailed by first class mail (return receipt requested) or delivery to an international courier or express delivery service, or (iv) when received at the applicable e-mail address set forth below when sent by e-mail. All notices, approvals, authorizations, consents, or other communications shall be sent to the address or e-mail address set forth below (or to such other address or e-mail address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 12.1):

If to Licensor, to:

Ligand Pharmaceuticals Incorporated

555 Heritage Drive

Suite 200

Jupiter, FL 33458

Attention: Chief Financial Officer

in each case, with copies also sent to:

Ligand Pharmaceuticals Incorporated

555 Heritage Drive

Suite 200

Jupiter, FL 33458

Attention: Chief Legal Officer

Latham & Watkins, LLP

200 Clarendon Street

Boston, MA 02116

Attn: Peter Handrinos, Esq.

Email: peter.handrinos@lw.com

If to Licensee, to: LNHC, Inc. 4020 Stirrup Creek Drive Suite 110 Durham, NC 27703 Attention: Chief Executive Officer

12.2         Governing Law; Venue. This Agreement will be construed in accordance with and governed in all respects by the laws of the State of Delaware, USA. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in the state and federal courts located in Delaware, USA. Each Party expressly and irrevocably consents and submits to the jurisdiction of such state courts (and each appellate courts thereof) in connection with any such legal proceeding.

12.3          Assignment. Neither Party may assign, delegate or otherwise transfer, in whole or in part, any rights or obligations under this Agreement, by operation of law or otherwise, without the other Party’s express prior written consent, which shall not be unreasonably withheld; provided, however, that (i) Licensor may assign or transfer its rights and delegate its obligations under this Agreement without such consent to an Affiliate, provided that Licensor shall remain liable and responsible to Licensee for the performance and observance of all such duties and obligations by such Affiliate; and (ii) Licensor may assign or transfer its rights and delegate its obligations under this Agreement without such consent to a transferee or successor entity upon a Change of Control of Licensor. For the avoidance of doubt, Licensee shall not have the right to assign or transfer its rights or delegate its obligations under this Agreement to (x) an Affiliate of Licensee or (y) an acquirer, transferee or successor entity of Licensee in connection with a Change of Control of Licensee, in each case, without the prior written consent of Licensor, such consent not to be unreasonably withheld, conditioned or delayed. In the case of any permitted assignment or transfer of or under this Agreement, this Agreement shall be binding upon, and inure to the benefit of, the transferees, successors and assigns of the Parties hereto. Any assignment in violation of the foregoing shall be null and void.

12.4          Remedies. The rights and remedies of the Parties will be cumulative (and not alternative). If any legal action is brought to enforce this Agreement, the prevailing Party will be entitled to receive its attorneys’ fees, court costs, and other collection expenses, in addition to any other relief it may receive.

12.5         Waiver. All waivers must be in writing and signed by an authorized representative of the Party to be charged. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

12.6         Severability. If any provision of this Agreement is unenforceable, such provision will be changed and interpreted to accomplish the objectives of such provision to the greatest extent possible under Applicable Law and the remaining provisions will continue in full force and effect.

12.7          Independent Contractors. This Agreement is not intended to establish any partnership, joint venture, employment, or other relationship between the Parties except that of independent contractors.

12.8         Construction. The section headings in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement, and will not be referred to in connection with the construction or interpretation of this Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party will not be applied in the construction or interpretation of this Agreement. Except where the context otherwise requires, wherever used, the use of any gender shall be applicable to all genders, and the word “or” is used in the inclusive sense. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

12.9         Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

12.10       English Language. This Agreement has been prepared in the English language and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, an all written, electronic, or other communications between the Parties regarding this Agreement shall be in the English language.

12.11       Entire Agreement. This Agreement, along with the Exhibit(s) hereto, set forth the entire understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings between the Parties relating to the subject matter hereof. This Agreement may not be amended, modified, altered, or supplemented other than by means of a written instrument duly executed and delivered on behalf of both Parties.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

LIGAND PHARMACEUTICALS INCORPORATED	LNHC, INC.

By:	/s/ Richard Baxter	By:	/s/ Octavio Espinoza

Name:	Richard Baxter	Name:	Octavio Espinoza
Title:	Senior Vice President, Investment Operations	Title:	Officer & Board Member

Signature Page to Exclusive License and Sublicense Agreement

Exhibit A

Dossier Transfer Letter from Licensee to Licensor

[ ● ], 20[ ● ]

[ ● ], Director

Food and Drug Administration

Division of Dermatology and Dentistry

Center for Drug Evaluation and Research

Attention: Central Document Room

5901-B Ammendale Road

Beltsville, MD 20705-1266

Re:	NDA 217424 (ZELSUVMITM ((berdazimer) topical gel))

Subject:	General Correspondence: Change in Ownership of NDA Change in contact

Dear [ ● ]:

Reference is made to NDA 217424 for ZELSUVMITM (berdazimer) topical gel approved by the FDA on January 5, 2024.

LNHC, Inc. (“LNHC”) is hereby notifying the Division that it has transferred all rights and ownership of NDA 217424 from LNHC to Ligand Pharmaceuticals Incorporated (“Ligand”) a Delaware corporation. Also enclosed is a letter from [ ● ] of Ligand, who will be the official correspondent for NDA 217424 going forward from [ ● ].

Accordingly, LNHC is no longer the owner and sponsor of NDA 217424 effective [ ● ]. Ligand has a complete copy of the NDA, including amendments and records. The address and contact information for correspondence after [ ● ] is below.

Corresponding Address of the New Sponsor:

Ligand Pharmaceuticals Incorporated

[ ● ]

Change in Contact:

Effective [ ● ] the new Sponsor’s contact information for NDA 217424 is as follows:

Ligand Pharmaceuticals Incorporated

[ ● ]

This submission contains trade secrets and confidential commercial information exempt from public disclosure pursuant to exemption 4 of the Freedom of Information Act and FDA regulations (5 U.S.C. § 552(b)(4); 21 C.F.R. § 20.61), and the disclosure of which is prohibited by other applicable laws. LNHC and Ligand respectfully request that the data and information submitted not be publicly disclosed, consistent with 21 C.F.R. § 314.430. Pursuant to FDA regulations, Ligand is entitled to notice, an opportunity to object, and an opportunity to seek pre-release judicial review in the event that FDA determines that all or any part of this submission may be disclosed. See 21 C.F.R. § 20.61.

If you have any questions regarding this correspondence, please feel free to contact me at the number provided below.

Sincerely,

LNHC, INC.

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LIGAND PHARMACEUTICALS INCORPORATED	.

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